Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168227

DIREXION SHARES ETF TRUST II

Direxion Daily Gold Bull 3X Shares (BAR)

Supplement dated May 26, 2015

to Prospectus dated October 31, 2014

Shares of the Direxion Daily Gold Bull 3X Shares (the “Fund”), will cease trading on the NYSE Arca, Inc. (“NYSE”) and will be closed to purchase by investors as of the close of regular trading on the NYSE on June 19, 2015 (the “Closing Date”).

Shareholders may sell their holdings in the Fund prior to the Closing Date and customary brokerage charges may apply to these transactions. From June 22, 2015 through June 26, 2015 (the “Liquidation Date”), there is no assurance that there will be a market for the Fund’s shares. Between the Closing Date and the Liquidation Date, the Fund will be in the process of closing down and liquidating its portfolio. This process will result in the Fund increasing its cash holdings and, as a consequence, not tracking its underlying benchmark, which may not be consistent with the Fund’s investment objective and strategy.

On or about the Liquidation Date, the Fund will liquidate its assets and distribute cash pro rata to all remaining shareholders who have not previously redeemed or exchanged their shares. These distributions are taxable events. In addition, these payments to shareholders will include accrued capital gains and dividends, if any. As calculated on the Liquidation Date, the Fund’s net asset value will reflect the costs of closing the Fund. Once the distributions are complete, the Fund will terminate.

Direxion Asset Management, LLC, the Fund’s Sponsor, determined that the Fund could not continue to conduct its business and operations in an economically efficient manner over the long-term due to the Fund’s inability to attract sufficient investment assets to maintain a competitive operating structure, thereby hindering its ability to operate efficiently, and that it is in the best interests of the Fund and its shareholders to liquidate and terminate the Fund as described above.

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For more information, please contact the Fund at (866) 476-7523.

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of the Direxion Shares ETF Trust II dated October 31, 2014. Please read it and keep it with your Prospectus for future reference.